UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: January 21, 2010

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter

Ended November 30, 2009

Net Revenues Increased by 23.8% Year-Over-Year

GAAP Net Income Decreased by 63.9% Year-Over-Year

Beijing, January 19, 2010 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2009, which is the second quarter of New Oriental’s fiscal year 2010.

Highlights for the Second Fiscal Quarter Ended November 30, 2009

•	Total net revenues increased by 23.8% year-over-year to US$61.2 million from US$49.4 million in the same period of the prior fiscal year.

•

GAAP net income decreased by 63.9% year-over-year to US$1.1 million from US$3.1million in the same period of the prior fiscal year. Non-GAAP net income, which excludes share-based compensation expenses, decreased by 25.8% year-over-year to US$5.5 million from US$7.4 million in the same period of the prior fiscal year.

•

GAAP loss from operations was US$0.9 million, compared to income from operations of US$0.9million in the same period of the prior fiscal year. Non-GAAP income from operations decreased by 33.4% year-over-year to US$3.5 million from US$5.2 million in the same period of the prior fiscal year.

•

GAAP basic and diluted net income per ADS were US$0.03 and US$0.03, respectively. Non-GAAP basic and diluted net income per ADS were US$0.15 and US$0.14, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 5.1% year-over-year to approximately 307,000 from approximately 292,200 in the same period of the prior fiscal year.

•

The total number of schools remained at 48, located in 40 cities, as of November 30, 2009. The number of learning centers increased by 11 to 250 as of November 30, 2009, up from 239 as of August 31, 2009.

Financial and Student Enrollments Summary – Second Fiscal Quarter 2010 and First Six Months of FY2010

(US$ 000, except per ADS data and student enrollments)

	Q2 of FY2010	Q2 of FY2009	Pct. Change

Net revenues	61,195	49,430	23.8%
GAAP net income	1,107	3,064	-63.9%
Non-GAAP net income (1)	5,470	7,376	-25.8%
GAAP operating income (loss)	(911)	870	-204.7%
Non-GAAP operating income (1)	3,452	5,182	-33.4%
GAAP net income per ADS basic (2)	0.03	0.08	-64.3%
GAAP net income per ADS diluted (2)	0.03	0.08	-64.1%
Non-GAAP net income per ADS basic (1)(2)	0.15	0.20	-26.7%
Non-GAAP net income per ADS diluted (1)(2)	0.14	0.19	-26.4%
Total student enrollments in language training and test preparation courses	307,000	292,200	5.1%

	1H of FY2010	1H of FY2009	Pct. Change

Net revenues	210,559	167,692	25.6%
GAAP net income	58,173	47,967	21.3%
Non-GAAP net income (1)	66,237	56,163	17.9%
GAAP operating income	60,020	49,735	20.7%
Non-GAAP operating income (1)	68,084	57,931	17.5%
GAAP net income per ADS basic (2)	1.54	1.29	19.8%
GAAP net income per ADS diluted (2)	1.50	1.25	20.5%
Non-GAAP net income per ADS basic (1)(2)	1.76	1.51	16.5%
Non-GAAP net income per ADS diluted (1)(2)	1.71	1.46	17.2%
Total student enrollments in language training and test preparation courses	954,500	837,600	14.0%

(1)	New Oriental provides net income, operating income, net income per ADS on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its performance and liquidity. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“Despite the continued challenges posed by the H1N1 flu outbreak, we saw sustained year-over-year revenue growth of 23.8% to US$61.2 million in the second quarter of fiscal year 2010,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “This was driven by strong revenue growth in our middle-high school and kids business lines, namely over 50% growth in middle and high school English and U-Can all-subjects training and over 40% growth in POP Kids English. We recorded blended average selling price year-over-year growth of approximately 13.8% for the quarter, mostly due to strong demand for higher priced one-to-one and small size class offerings. Also we enhanced market coverage during the quarter by adding a net of eleven new learning centers in ten existing cities.”

Mr. Yu continued, “Our 5.1% year-over-year increase in enrollments in this quarter was negatively impacted by fear of H1N1, especially as the number of reported cases increased throughout the quarter and peaked in the last week of November. Since that time, however, the challenging situation has stabilized as the initial fear of H1N1 has begun to subside and the H1N1 vaccine has become widely available throughout the country, especially in large cities. As of January 12, 2010 more than 58 million people have been vaccinated in mainland China, and approximately 60% of school-aged children haven been immunized in Beijing and Shanghai. As expected, since early December 2009 we have been seeing a noticeable bounce back in cash receipts (cash collected in advance for enrollments). In the past six weeks, cash receipts have increased at least 30% each week compared to the same period in the prior year.”

New Oriental’s President and Chief Financial Officer, Louis T. Hsieh, stated, “We are delighted to report continued excellent progress in our non-English U-Can programs, including our new customized learning program of small and one-to-one class offerings. Even the seasonally slowest second fiscal quarter witnessed more than 13,400 U-Can enrollments, up from approximately 5,800 in the year ago period, representing over 100% year-over-year growth. In the first half of fiscal year 2010, we recorded more than 46,900 U-Can enrollments and over US$12 million in revenue, more than double the enrollments and over four times the revenue generated from the U-Can program in the year ago period. We are on track to achieve the US$25 million revenue target in fiscal year 2010 from the non-English U-Can program and our new customized learning program, and another approximately US$40-45 million in middle-high school English revenue.”

Mr. Hsieh continued, “Given the much better than expected demand for our U-Can platform offerings, including the new customized learning program, we have made the strategic decision to accelerate our expansion of U-Can offerings to reach over 110 learning centers in 37 cities (previously 30 cities), with one-to-one and small class offerings reaching 30 cities (previously 8 to 10 cities), by our May 31, 2010 fiscal year end. To accomplish these aggressive targets, we plan to hire over 1,000 full and part-time U-Can teachers in fiscal year 2010, bringing the U-Can teacher total to over 1,400. In addition, we plan to significantly augment our U-Can department by adding over 250 staff, primarily in marketing and customer service and R&D-content development. The incremental cost of this accelerated expansion will be approximately US$4-5 million for the remaining two quarters of fiscal year 2010, but this will position us well for our seasonally most important summer quarter and beyond. We are confident that with New Oriental’s leading brand and our two-pronged strategy of offering both affordable larger classes and higher priced individualized smaller classes, we will continue to be the leader in China’s huge after-school training market.”

Mr. Hsieh noted that the second quarter of New Oriental’s fiscal year is typically the slowest in terms of revenue quarter as students are occupied with the beginning of the formal school year.

Financial Results for the Fiscal Quarter Ended November 30, 2009

For the second fiscal quarter of 2010, New Oriental reported net revenues of US$61.2 million, representing a 23.8% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$53.6 million, representing a 22.2% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the second quarter of fiscal year 2010 increased by 5.1% year-over-year to approximately 307,000 from approximately 292,200 in the same period of the prior fiscal year.

GAAP operating costs and expenses for the quarter were US$62.1 million, representing a 27.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter were US$57.7 million, representing a 30.5% increase year-over-year.

Cost of revenues increased by 28.1% year-over-year to US$27.8 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 40.8% year-over-year to US$11.7 million, primarily due to brand promotion expenses, especially for new programs such as U-Can and the customized learning program.

GAAP general and administrative expenses were US$22.6 million, representing a 21.9% increase year-over-year. Non-GAAP general and administrative expenses for the quarter increased by 28.5% year-over-year to US$18.5 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased slightly to US$4.4 million in the second quarter of fiscal year 2010 from US$4.3 million in the same period of the prior fiscal year.

GAAP loss from operations for the quarter was US$0.9 million, compared to an income from operations of US$0.9 million in the same period of the prior fiscal year, and Non-GAAP income from operations for the quarter was US$3.5 million, compared to US$5.2 million in the same period of the prior fiscal year.

GAAP operating margin for the quarter was negative 1.5%, compared to 1.8% in the same period of the prior fiscal year. Non-GAAP operating margin for the quarter was 5.6%, compared to 10.5% in the same period of the prior fiscal year. This decline in operating margin was primarily due to the negative impact from the H1N1 flu pandemic and the increased marketing expenses for brand promotion, especially for new programs such as U-Can and the customized learning program.

GAAP net income for the quarter was US$1.1 million, representing a 63.9% decrease from the same period of the prior fiscal year. Basic and diluted net income per ADS were US$0.03 and US$0.03, respectively.

Non-GAAP net income was US$5.5 million, representing a 25.8% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS were US$0.15 and US$0.14, respectively.

Capital expenditures for the quarter were US$3.4 million, which was primarily used to add a net of 11 new learning centers and remodel older learning centers during the quarter.

As of November 30, 2009, New Oriental had cash and cash equivalents of US$210.6 million, as compared to US$238.7 million as of August 31, 2009. In addition, the Company had US$141.7 million in term deposits at the end of the quarter. Net operating cash flow generated for the second quarter of fiscal year 2010 was US$9.6 million.

The deferred revenue balance (cash collected from registered students for courses and to be recognized proportionally as revenue as the instructions are delivered) at the end of the second quarter of fiscal year 2010 was US$71.1 million, representing an increase of 34.9% from US$52.7 million at the end of the second quarter of fiscal year 2009.

Financial Results for the Six Months Ended November 30, 2009

For the first six months of fiscal year 2010, New Oriental reported net revenues of US$210.6 million, representing a 25.6% increase year-over-year.

Total student enrollments in language training and test preparation courses in the first six months of fiscal year 2010 increased by 14.0% to approximately 954,500 from approximately 837,600 in the same period of the prior fiscal year.

GAAP income from operations for the first six months of fiscal year 2010 was US$60.0 million, representing a 20.7% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2010 was US$68.1 million, representing a 17.5% increase year-over-year.

GAAP operating margin for the first six months of fiscal year 2010 was 28.5%, compared to 29.7% for the same period of the prior fiscal year. Non-GAAP operating margin for the first six months of fiscal year 2010 was 32.3%, compared to 34.5% for the same period of the prior fiscal year.

GAAP net income for the first six months of fiscal year 2010 was US$58.2 million, representing a 21.3% increase year-over-year. GAAP basic and diluted earnings per ADS for the first six months of fiscal year 2010 amounted to US$1.54 and US$1.50, respectively.

Non-GAAP net income for the first six months of fiscal year 2010 was US$66.2 million, representing a 17.9% increase year-over-year. Non-GAAP basic and diluted earnings per ADS for the first six months of fiscal year 2010 amounted to US$1.76 and US$1.71, respectively.

Outlook for the Third Quarter of Fiscal Year 2010

New Oriental expects its total net revenues in the third quarter of fiscal year 2010 (December 1, 2009 to February 28, 2010) to be in the range of US$82.5 million to US$85.1 million, representing year-over-year growth in the range of 26% to 30%, respectively. Please note that Chinese New Year 2010 will occur on February 14, 19 days later than the corresponding date in 2009 when Chinese New Year occurred on January 26, 2009. The Company believes that the late timing of Chinese New Year in 2010 will have the effect of pushing some enrollments into the fourth quarter of fiscal year 2010 at the expense of the third quarter of fiscal year 2010 as students return to their formal studies and enroll in New Oriental’s Spring classes in early March 2010. The opposite occurred in 2009, due to the early timing of Chinese New Year, when students returned to their formal studies in mid-February 2009 and enrolled in Spring classes in the third quarter instead of the fourth quarter of fiscal year 2009. Therefore, in fiscal year 2009, New Oriental recorded third quarter enrollment growth of 31% and fourth quarter enrollment growth of only 8% as enrollments shifted to the third quarter of 2009 from the fourth quarter of 2009. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 19, 2010 U.S. Eastern Time (9PM on January 19, 2010 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+ 1-617-213-8054

Hong Kong:	+ 852-3002-1672

UK:	+ 44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until January 26, 2010:

International: +1-617-801-6888

Passcode: 76618020

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2010 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; health epidemics and other outbreaks in China; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, unless indicated otherwise, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of August 31
	2009	2009
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	210,574	238,709
Restricted cash	571	541
Term deposits	141,666	129,027
Accounts receivable, net	2,039	1,985
Inventory	14,577	13,672
Deferred tax assets-Current	2,043	1,855
Prepaid expenses and other current assets	17,437	16,963

Total current assets	388,907	402,752

Property, plant and equipment, net	113,213	112,721
Land use right, net	3,445	3,464
Amounts due from related parties	396	396
Deferred tax assets	854	664
Long term deposit	3,050	2,861
Long term prepaid rent	1,138	1,223
Intangible assets	821	837
Goodwill	2,712	2,711
Long term investment	2	2

Total assets	514,538	527,631

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	9,110	8,300
Accrued expenses and other current liabilities	32,930	45,398
Income tax payable	6,189	7,801
Amount due to related parties	36	51
Deferred revenue	71,061	57,941

Total current liabilities	119,326	119,491

Deferred tax liabilities	142	149

Total long-term liabilities	142	149

Total liabilities	119,468	119,640

Total New Oriental Education & Technology Group Inc. shareholders’ equity	395,157	407,991

Noncontrolling interest (note 1)	(87)	—

Total equity	395,070	407,991

Total liabilities and equity	514,538	527,631

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2009	2008
	USD	USD
Net Revenues:
Educational Programs and services	53,581	43,833
Books and others	7,614	5,597

Total net revenues	61,195	49,430

Operating costs and expenses (note 2):
Cost of revenues	27,823	21,719
Selling and marketing	11,676	8,291
General and administrative	22,607	18,550

Total operating costs and expenses	62,106	48,560

Operating income (loss)	(911)	870

Other income, net	1,635	2,605
Provision for income taxes	296	(411)
Less: Net income attributable to the noncontrolling interest (note 3)	87	—

Net income attributable to New Oriental Education & Technology Group Inc.	1,107	3,064

Net income per share-basic	0.01	0.02

Net income per share-diluted	0.01	0.02

Net income per ADS-basic (note 4)	0.03	0.08

Net income per ADS-diluted (note 4)	0.03	0.08

Notes:

Note 1: Amount in relation to noncontrolling interest, formerly named minority interest, as of May 31, 2009 is separately presented as a conponent of stockholders’ equity on the unaudited condensed consolidated financial statements in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on June 1, 2009.

Note 2: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	173	83
Selling and marketing	52	52
General and administrative	4,138	4,177

Total	4,363	4,312

Note 3: Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended November 30, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on June 1, 2009.

Note 4: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended November 30
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	22,607	18,550
Share-based compensation expense in general and administrative expenses	4,138	4,177
Non-GAAP general and administrative expenses	18,469	14,373
Total operating costs and expenses	62,106	48,560
Share-based compensation expenses	4,363	4,312
Non-GAAP operating costs and expenses	57,743	44,248
Operating income (loss)	(911)	870
Share-based compensation expenses	4,363	4,312
Non-GAAP operating income	3,452	5,182
Operating margin	-1.5%	1.8%
Non-GAAP operating margin	5.6%	10.5%
Net income	1,107	3,064
Share-based compensation expense	4,363	4,312
Non-GAAP net income	5,470	7,376
Net income per ADS-basic (note 1)	0.03	0.08
Net income per ADS-diluted (note 1)	0.03	0.08
Non-GAAP net income per ADS-basic (note 1)	0.15	0.20
Non-GAAP net income per ADS-diluted (note 1)	0.14	0.19
Weighted average shares used in calculating basic net income per ADS (note 1)	150,684,203	148,852,433
Weighted average shares used in calculating diluted net income per ADS (note 1)	154,578,625	153,437,244

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2009	2008
	USD	USD
Net Revenues:
Educational Programs and services	196,002	155,054
Books and others	14,557	12,638

Total net revenues	210,559	167,692

Operating costs and expenses (note 1):
Cost of revenues	75,475	60,205
Selling and marketing	27,186	18,150
General and administrative	47,878	39,602

Total operating costs and expenses	150,539	117,957

Operating income	60,020	49,735

Other income, net	3,098	4,468
Provision for income taxes	(5,270)	(6,637)
Less: Net income attributable to the noncontrolling interest (note 2)	325	401

Net income attributable to New Oriental Education & Technology Group Inc.	58,173	47,967

Net income per share-basic	0.39	0.32

Net income per share-diluted	0.38	0.31

Net income per ADS-basic (note 3)	1.54	1.29

Net income per ADS-diluted (note 3)	1.50	1.25

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	366	313
Selling and marketing	106	114
General and administrative	7,592	7,769

Total	8,064	8,196

Note 2: Amount in relation to noncontrolling interest, formerly named minority interest, for the six-month period ended November 30, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on June 1, 2009.

Note 3: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Six Months Ended November 30
	2009	2008
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	47,878	39,602
Share-based compensation expense in general and administrative expenses	7,592	7,769
Non-GAAP general and administrative expenses	40,286	31,833
Total operating costs and expenses	150,539	117,957
Share-based compensation expenses	8,064	8,196
Non-GAAP operating costs and expenses	142,475	109,761
Operating income	60,020	49,735
Share-based compensation expenses	8,064	8,196
Non-GAAP operating income	68,084	57,931
Operating margin	28.5%	29.7%
Non-GAAP operating margin	32.3%	34.5%
Net income	58,173	47,967
Share-based compensation expense	8,064	8,196
Non-GAAP net income	66,237	56,163
Net income per ADS-basic (note 1)	1.54	1.29
Net income per ADS-diluted (note 1)	1.50	1.25
Non-GAAP net income per ADS-basic (note 1)	1.76	1.51
Non-GAAP net income per ADS-diluted (note 1)	1.71	1.46
Weighted average shares used in calculating basic net income per ADS (note 1)	150,638,331	148,770,074
Weighted average shares used in calculating diluted net income per ADS (note 1)	154,726,841	153,718,565

Note 1: Each ADS represents four common shares.

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@staff.neworiental.org

Ms. Courtney Shike

Brunswick Group LLC

Tel: +86-10-6566-2256

Email: cshike@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ktellier@brunswickgroup.com